Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-231931

Final Term Sheet

AMERICAN TOWER CORPORATION

September 30, 2019

Issuer:	American Tower Corporation (“AMT”)

Coupon:	2.750% Senior Notes due 2027 (the “2027 Notes”) 3.700% Senior Notes due 2049 (the “2049 Notes”)

Principal Amount:	2027 Notes: $750,000,000 2049 Notes: $600,000,000

Maturity Date:	2027 Notes: January 15, 2027 2049 Notes: October 15, 2049

Benchmark Treasury:	2027 Notes: 1.625% UST due September 30, 2026 2049 Notes: 2.875% UST due May 15, 2049

Benchmark Treasury Price and Yield:	2027 Notes: 100-00; 1.625% 2049 Notes: 116-20+; 2.116%

Spread to Benchmark Treasury:	2027 Notes: T + 115 basis points 2049 Notes: T + 160 basis points

Yield to Maturity:	2027 Notes: 2.775% 2049 Notes: 3.716%

Price to Public:	2027 Notes: 99.838% 2049 Notes: 99.711%

Ratings(1):	Baa3 (Stable) / BBB- (Stable) / BBB (Stable) (Moody’s / S&P / Fitch)

Interest Payment Dates:	2027 Notes: Semi-annually on January 15 and July 15 of each year, commencing on January 15, 2020 2049 Notes: Semi-annually on April 15 and October 15 of each year, commencing on April 15, 2020

Make-whole Call:

2027 Notes: Prior to November 15, 2026 (two months prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 20 basis points

2049 Notes: Prior to April 15, 2049 (six months prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 25 basis points

Par Call:	2027 Notes: At any time on or after November 15, 2026 (two months prior to their maturity date) 2049 Notes: At any time on or after April 15, 2049 (six months prior to their maturity date)

Trade Date:	September 30, 2019

Settlement Date(2):	October 3, 2019 (T+3)

CUSIP/ISIN:	2027 Notes: 03027X AX8 / US03027XAX84 2049 Notes: 03027X AY6 / US03027XAY67

Use of Proceeds:	We intend to use the net proceeds to repay existing indebtedness, including under our senior unsecured revolving credit facility entered into in June 2013, as amended (the “2013 Credit Facility”) and our unsecured term loan entered into in February 2019 (the “2019 Term Loan”).

Capitalization:	The “as further adjusted” column in the “Capitalization” section of the Preliminary Prospectus Supplement gives effect to the receipt of approximately $1,334.2 million after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us, and the use of approximately $1,122.0 million of the net proceeds to repay existing outstanding indebtedness under the 2013 Credit Facility and approximately $212.2 million of the net proceeds to repay existing outstanding indebtedness under the 2019 Term Loan.

Joint Book-Running Managers:	Barclays Capital Inc. Mizuho Securities USA LLC RBC Capital Markets, LLC Santander Investment Securities Inc. TD Securities (USA) LLC

Senior Co-Managers:

BofA Securities, Inc.

BBVA Securities Inc.

Citigroup Global Markets Inc.

EA Markets Securities LLC

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

Co-Managers:	Commerz Markets LLC Fifth Third Securities, Inc. HSBC Securities (USA) Inc.

(1) These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

(2) We expect that the delivery of the notes will be made against payment on October 3, 2019, which is the third business day following the date of this Final Term Sheet (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this Final Term Sheet will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement dated September 30, 2019 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, Mizuho Securities USA LLC at 1-866-271-7403, RBC Capital Markets, LLC at 1-866-375-6829, Santander Investment Securities Inc. at 1-855-403-3636, and TD Securities (USA) LLC at 1-855-495-9846.